

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2011

Via facsimile
Mr. Efrain Rivera
Senior Vice President, Chief Financial Officer and Treasurer
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625-2396

      Re: **Paychex, Inc.**
               Form 10-K for fiscal year ended May 31, 2011
               Filed July 15, 2011
               Definitive Proxy Statement on Schedule 14A
               Filed August 31, 2011
               File No. 0-11330

Dear Mr. Rivera:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief